Exhibit 99.1

CMGE Announces Appointment of New Chief Operating Officer and Management Share Repurchase

HONG KONG, August 18, 2014 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, announced that effective today, Mr. Shuling Ying has been appointed as our new chief operating officer (“COO”).

Mr. Ying’s primary responsibility will be to supervise our mobile game publishing business for third party content providers. Mr. Ying previously served as our President from October 2013 to June 2014 and has extensive experience in the licensing, publishing, operation and marketing of mobile games and helping to manage our publishing business. Prior to joining our company, Mr. Ying had worked at the Shanghai branch of Standard Chartered Bank. Our previous COO, Mr. Hu Zhenyu, has been appointed as our Senior Vice President, effective today. Mr. Hu’s primary responsibilities will be in our self-developed games division as well as assisting in the integration of all investment activities.

In addition, the Company has been informed that Mr. Ying and Mr. Ken Jian Xiao, our CEO and Director, intend to individually purchase RMB10 million each of the Company’s American Depositary Shares (“ADSs”). The Company has been informed that the repurchases will be made in the open market at prevailing market prices or through privately negotiated transactions. The timing and extent of any purchases will be determined by Mr. Ying and Mr. Xiao and may depend upon market conditions, the trading price of ADS and other factors. Mr. Xiao and Mr. Ying have informed the Company that the share repurchases will be completed within two months of this press release and will be financed with their own personal funds.

CEO Mr. Xiao commented, “Management share purchases reflect the confidence that we have in CMGE’s future and our ability to drive long-term growth.”

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai and Hong Kong. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CMGE’s growth strategies as well as business plans; its future development, results of operations and financial condition; its ability to continue to develop new and attractive products and services; its ability to continue to develop new technologies or upgrade its existing technologies; its ability to attract and retain users and customers and further enhance its brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; and competition in the mobile game industry. Further information regarding these and other risks is included in CMGE’s annual report on Form 20-F for the year ended December 31, 2013 and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

CONTACT:	For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com